UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant's name into English)

367 Syngrou Avenue, 175 64 P.

Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

TSAKOS ENERGY NAVIGATION LIMITED FORM 6-K

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of Tsakos Energy Navigation Limited

• Registration Statement on Form F-3 (No. 333-297239) filed with the SEC on July 2, 2026;

• Registration Statement on Form F-3 (No. 333-273740) filed with the SEC on August 4, 2023;

• Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

• Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015; and

• Registration Statement on Form S-8 (No. 333-279039) initially filed with the SEC on May 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2026

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/George Saroglou
George Saroglou
President and Chief Operating Officer

1

TSAKOS ENERGY NAVIGATION LIMITED

THREE AND SIX MONTHS ENDED JUNE 30, 2026 AND 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of operations

(Percentage calculations are based on the actual amounts shown in the accompanying financial statements)

Voyage revenues

Voyage revenue earned for the three months ended June 30, 2026 and 2025:

	2026		2025
	$ million	% of total	$ million	% of total
Time charter-bareboat	5.9	2%	6.0	3%
Time charter-fixed rate	135.2	45%	89.7	46%
Time charter-variable rate (profit-share)	70.7	24%	56.2	29%
Voyage charter-spot market	79.3	27%	38.2	20%
Pool arrangement	7.3	2%	3.2	2%
Total voyage revenue	298.4	100%	193.3	100%

Voyage revenue earned for the six months ended June 30, 2026 and 2025:

	2026		2025
	$ million	% of total	$ million	% of total
Time charter-bareboat	11.8	2%	12.1	3%
Time charter-fixed rate	250.8	45%	182.9	47%
Time charter-variable rate (profit-share)	153.2	28%	108.0	28%
Voyage charter-spot market	122.8	23%	81.4	21%
Pool arrangement	12.8	2%	6.0	1%
Total voyage revenue	551.4	100%	390.4	100%

Voyage revenue earned during the three months ended June 30, 2026, totaled $298.4 million, a 54.4% increase, compared to $193.3 million earned in the three months ended June 30, 2025. The increase was primarily driven by strong tanker market rates compared to the equivalent period of 2025. The effect of the war in the Middle East and the ongoing closure in the Straits of Hormuz resulted in elevated crude and product prices that affected global oil demand. Despite higher prices, these geopolitical events have significantly added to the market strength. The tanker freight market has continued to improve and the Company’s diversified fleet with each new charter renewal and the fleet’s market exposure to spot and profit-sharing rates has benefited from this unprecedented market dislocation.

Total utilization achieved by the fleet (total days that the vessels were actually employed as a percentage of total days in the period that the Company owned or controlled the vessels) was 94.8% in the second quarter of 2026 compared to 96.6% in the second quarter of 2025.The primary driver behind the significant decrease in fleet utilization was the high volume of days lost to dry-dockings and repairs compared to the previous year.

The amount of revenue earned on time charter-fixed rate contracts increased by 50.7% to $135.2 million in the second quarter of 2026 from $89.7 million in the second quarter of 2025, mainly due to a higher number of vessels operating under fixed rate time charter arrangements. More specifically, the increase is partially attributed to the acquisition of the newly-built DP2 suezmax shuttle tanker Athens 04 that was delivered during the second quarter of 2025, the acquisition of the newly-built DP2 suezmax shuttle tanker Paris 24 and the suezmax tanker Silia T that were delivered within the third and fourth quarter of 2025, respectively, as well as the acquisition of the newly-built MRs Delos T and Dion that were both delivered in the first quarter of 2026, and operated under fixed-rate time charter contracts, resulting in an overall increase of $17.6 million. Additionally, the respective increase was further attributed to the four panamax tankers (World Harmony, Chantal, Socrates, Selecao), the two suezmax tankers (Archangel and Alaska) and the VLCC tanker Hercules that operated under time-charter-fixed rate contracts during the second quarter of 2026, compared to the respective period in 2025, during which those vessels were employed under time-charter with profit-share arrangements resulting in an overall increase of $25.1 million. Moreover, the LNG carrier Maria Energy and the aframax tanker Asahi Princess, that although operated under time-charter-fixed rate contracts in both second quarters of 2026 and 2025, were chartered at more favorable terms during the second quarter of 2026, resulting in an overall increase of $8.3 million in the second quarter of 2026, compared to previous year quarter. These increases were counterbalanced by two aframax tankers, Maria Princess and Sapporo Princess that operated under spot market during the second quarter of 2026, compared to the respective period in 2025, during which those vessels were employed under time-charter-fixed rate contracts, resulting in a decrease of $4.8 million. Operating days on pure time charters increased to 3,569 days in the second quarter of 2026 from 2,969 days in the second quarter of 2025.

2

Revenue earned by vessels operating on time-charter with profit-share arrangements increased to $70.7 million in the three months ended June 30, 2026, compared to $56.2 million in the second quarter of 2025, the increase being mainly attributed to the strengthening of the market despite the fact that operating days utilized on time-charter with profit-share arrangements decreased to 1,081 days in the second quarter of 2026 from 1,589 days in the second quarter of 2025.

Operating days for pool employment were 182 days for both the second quarter of 2026 and 2025. The only vessels in the fleet operating under pool arrangements are Byzantion and Bosporos. The $4.1 million increase in revenue generated from pooling arrangements in the second quarter of 2026 compared to previous year’s second quarter derives exclusively from the strengthening of the market.

Similarly to revenue from pooling arrangements, revenue earned under spot contracts increased by 107.6% due to favorable market conditions, although operating days in the second quarter of 2026 were 652 compared to 708 in the equivalent period of 2025.

Overall increase in voyage revenue was also attributed to the impact of European Union Allowances (EUAs), amounting to $10.7 million for the second quarter of 2026, compared to $5.1 million in the corresponding period of 2025, due to the fact that the percentage of emissions subject to the EU ETS increased from 70% in 2025 to 100% in 2026.

In the first half of 2026, voyage revenues increased to $551.4 million from $390.4 million in the first half of 2025, an increase of $161.0 million, or 41.2%, which is primarily attributable to stronger market rates in the tanker industry compared to the equivalent period of 2025. However, for the first six months of 2026, the fleet’s utilization rate decreased to 96.5% compared to 96.9% for the first six months of 2025. Lost days arose mainly from the dry-dockings and repairs of the suezmax tankers Archangel, Alaska, Spyros K, the panamax tankers Sunrise and Selecao, the DP2 suezmax shuttle tanker Brasil 2014 DP and the LNG carrier Maria Energy. Apart from the lost days related to dry-dockings, the six-month period ended June 30, 2026, also includes lost days on the repositioning voyages of certain other vessels. Overall increase was also attributed to the impact of EUAs amounting to $18.6 million during the six months ended June 30, 2026, compared to $8.9 million in the corresponding period of the previous year.

For the second quarter of 2026, the average daily TCE rate was $46,100 per day compared to $30,767 per day for the previous year’s second quarter, a 49.8% increase. For the six months ended June 30, 2026, the average daily TCE rate was $43,503 compared to $30,754 for the equivalent period of 2025, a 41.5% increase. Average daily TCE rate earned for the three and six-month periods ended June 30, 2026 and 2025, per vessel category were:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$	$	$	$
LNG carrier	45,492	38,095	42,597	47,608
VLCC	104,887	37,998	93,208	37,447
Suezmax	64,188	30,109	58,109	28,951
DP2 Suezmax	50,902	50,528	52,089	52,314
Aframax	38,060	29,914	35,940	29,573
Panamax	29,272	25,261	28,779	26,152
Handysize	38,241	14,368	33,476	16,995
MR	26,868	—	25,369	—

TCE is calculated by taking voyage revenue less voyage costs divided by the number of revenue days less 63 days lost for the second quarter of 2026 and 137 days lost for the first half of 2026 as a result of calculating revenue on a Loading-to-Discharge basis compared to 193 days lost for the second quarter and 350 days lost for the first half of 2025. In the case of a bare-boat charter, we add an estimate of operating expenses of $10,000 per day in order to render the bare-boat charter comparable to a time-charter. Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in shipping performance despite changes in the mix of charter types (i.e. spot voyage charters, time charters and bareboat charters) under which the vessels may be employed during the periods. The following table reflects the calculation of our TCE rate for the periods presented (amount in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars, and net earnings (operating) days):

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Voyage revenues	$298,405	$193,309	$551,367	$390,360
Less: Voyage Expenses	(52,126)	(31,917)	(81,972)	(67,980)
Add: Representative operating expenses for Bareboat charter ($10,000 daily)	3,640	3,640	7,240	7,240
Time charter equivalent revenues	$249,919	$165,032	$476,635	$329,620
Divided by: net earnings (operating) days	5,421	5,364	10,956	10,718
Average TCE per vessel per day	$46,100	$30,767	$43,503	$30,754

3

Voyage expenses

Voyage expenses for the three months ended June 30, 2026 and 2025 were:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2026	2025		2026	2025
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Bunker expenses	23.3	12.4	87.7%	35,684	17,510	103.8%
European Union Allowances (EUAs)	13.5	7.5	80.5%	20,670	10,549	96.0%
Port and other expenses	5.4	6.0	(10)%	8,443	8,468	(0.3)%
Commissions	9.9	6.0	64.6%	15,151	8,554	77.1%
Total	52.1	31.9	63.6%	79,948	45,081	77.3%
Days on Spot				652	708

Voyage expenses for the six months ended June 30, 2026 and 2025 were:

	Voyage expenses			Average daily voyage expenses per relevant vessel
	2026	2025		2026	2025
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Bunker expenses	32.2	29.7	8.6%	27,585	19,699	40.0%
European Union Allowances (EUAs)	22.8	13.0	75.2%	19,608	8,650	126.7%
Port and other expenses	9.5	12.8	(26.4)%	8,118	8,522	(4.7)%
Commissions	17.5	12.5	40.3%	15,051	8,238	82.7%
Total	82.0	68.0	20.5%	70,362	45,109	56.0%
Days on Spot				1,165	1,507

Voyage expenses include port charges, agents’ fees, canal dues, commissions, European union allowances (EUAs) and bunker (fuel) costs relating to spot charters. These voyage expenses are borne by the Company unless the vessel is on time charter or bareboat charter, in which case they are borne by the charterer. Commissions are borne by the Company for all types of charters. Voyage expenses were $52.1 million during the quarter ended June 30, 2026, compared to $31.9 million during the prior year’s second quarter, a 63.6% increase, primarily due to bunker expenses and high EUAs.

Voyage expenses are highly dependent on the voyage patterns followed and the size of vessels employed on spot charter. Bunker purchases typically constitute the largest part of voyage expenses and therefore the usual volatility and price swings of crude oil in any given period affect bunker prices and consequently voyage expenses. In addition, European Union Allowances (EUAs), traded under the European Union Emissions Trading System (EU ETS), directly impact voyage expenses by adding a carbon cost to fuel consumption.

Bunker expenses increased by 87.7% during the second quarter of 2026, compared to prior year quarter, reflecting the increase in global bunker prices. The average daily bunker expenses increased to $35,684 in the second quarter of 2026, from $17,510 in the second quarter of 2025, an increase of 103.8%, while the average delivered price paid by the Company for the supplied bunkers was 51.3% higher in the second quarter of 2026 compared to the respective period of 2025. The EUAs increased to $13.5 million in the second quarter of 2026, compared to $7.5 million in the prior year quarter, an increase of 80.5%. The average daily EUAs expense increased from $10,549 to $20,670, reflecting the increase in the percentage of emissions subject to the EU ETS from 70% in 2025 to 100% in 2026. Total port and other expenses decreased by $0.6 million or 10% for the second quarter of 2026 compared to the second quarter of 2025, while the average port expenses per vessel per day reduced to $8,443 from $8,468, a 0.3% reduction. Moreover, during the second quarter of 2026, commissions increased to $9.9 million from $6.0 million in the second quarter of 2025, an increase of 64.6%, as a result of increased revenue compared to the equivalent period of 2025. Daily commissions increased from $8,554 to $15,151 in the second quarter of 2026 compared to the prior year period.

Voyage expenses were $82.0 million in the first six months of 2026, compared to $68.0 million in the first six months of 2025, a 20.5% increase. The increase in voyage expenses between the six-month periods is mainly attributed to EUAs, with the average daily expense to increase to $19,608 in the first half of 2026 compared to $8,650 in the prior year half, an increase of 126.7%, reflecting the increase in the percentage of emissions subject to the EU ETS from 70% to 100% along with the increased number of vessels trading within European Union ports. Bunker price paid by the Company increased by 23.8%, resulting to an increase in daily bunker expenses to $27,585 from $19,699 per day, although the employment days under spot decreased to 1,165 from 1,507. The increase in voyage expenses between the six-month periods was further reinforced by the commission expenses, reflecting the increased revenue generated by the Company by 41.2%. Port and other expenses decreased by $3.3 million, or 26.4%, between the six-month periods, primarily due to lower number of vessels employed under spot.

4

Vessel operating expenses

Operating expenses for the three months ended June 30, 2026, and 2025 were:

	Operating expenses			Average daily operating expenses per vessel
	2026	2025		2026	2025
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Crew expenses	28.7	28.3	1.4%	5,297	5,358	(1.4)%
Insurances	6.7	6.1	9.8%	1,222	1,157	5.6%
Repairs and maintenance, and spares	9.1	7.7	18.2%	1,687	1,452	16.2%
Stores	3.9	3.3	18.2%	718	632	13.6%
Lubricants	2.7	2.3	17.4%	496	433	14.5%
Other (quality and safety, taxes, registration fees, communications)	6.6	4.6	43.5%	1,221	868	40.7%
Foreign currency losses	0.0	0.4	(100.0)%	(1)	82	(101.2)%
Total	57.7	52.7	9.5%	10,640	9,982	6.6%
Earnings capacity days excluding vessels on bare-boat charter				5,419	5,277

Operating expenses for the six months ended June 30, 2026 and 2025 were:

	Operating expenses			Average daily operating expenses per vessel
	2026	2025		2026	2025
	$ million	$ million	increase/(decrease)	$	$	increase/(decrease)
Crew expenses	57.3	54.8	4.6%	5,318	5,223	1.8%
Insurances	12.7	12.5	1.6%	1,168	1,185	(1.4)%
Repairs and maintenance, and spares	17.6	15.7	12.1%	1,639	1,500	9.3%
Stores	6.6	5.9	11.9%	614	561	9.4%
Lubricants	4.9	4.5	8.9%	456	427	6.8%
Other (quality and safety, taxes, registration fees, communications)	11.9	8.4	41.7%	1,101	804	36.9%
Foreign currency losses	0.0	0.5	(100.0)%	2	43	(95.3)%
Total operating expenses	111.0	102.3	8.5%	10,298	9,743	5.7%
Earnings capacity days excluding vessels on bare-boat charter				10,766	10,492

Vessel operating expenses include crew expenses, insurances, repairs and maintenance, spares, stores, lubricants, and other expenses relating to quality and safety, tonnage tax, registration fees, communications and foreign currency (gains) or losses.

Total operating costs were $57.7 million during the quarter ended June 30, 2026, compared to $52.7 million during the second quarter of 2025, an increase of 9.5%. The increase was primarily attributable to other operating expenses, which increased by $2.0 million, mainly due to legal expenses. In addition, repairs and maintenance, and spares increased by $1.4 million, due to increased dry docking activity, with four vessels performing the scheduled dry dockings during the second quarter of 2026, compared to three vessels during the corresponding period of 2025. The increase was further supported by higher stores expenses, which rose by $0.6 million, mainly reflecting purchases of additional emissions-reduction products to support vessel compliance with environmental regulations, as well as increased purchases of safety stores.

Operating expenses for the first six months of 2026 and 2025 were $111.0 million and $102.3 million, respectively, representing an increase of 8.5%, mainly attributable to higher legal expenses associated with resolved matters in the normal course of business and increased dry-docking activity, with six vessels undergoing scheduled dry dockings, one being the LNG carrier Maria Energy, during the first half of 2026, compared to five vessels during the corresponding period of 2025.

The Company’s earnings capacity days increased during the first half of 2026 compared to the corresponding period of 2025. The increase primarily reflects the full-period contribution of the newly delivered vessels, the DP2 suezmax tankers Athens 04 and Paris 24, the suezmax tankers, Dr. Irene Tsakos and Silia T. and the MRs Delos T and Dion was partially counterbalanced by the sale of the VLCC tanker Ulysses, the aframax tanker Ise Princess and the handysize tankers Aegeas and Andromeda. As of June 30, 2026, the Company operated a fleet of 64 vessels, compared to 63 vessels as of June 30, 2025.

5

Average daily operating expenses experienced a modest increase of $658 to $10,640 for the second quarter of 2026 from $9,982 in the second quarter of 2025, an increase of 6.6%, primarily attributable to the increase in the average size of the fleet, the higher number of vessels undergoing dry-dockings, including one LNG carrier, increased legal expenses and the ongoing inflationary pressures. For the six-month periods, average daily operating expenses per vessel rose by $555 to $10,298 in the first half of 2026 from $9,743 in the first half of 2025, driven by a larger average vessel size and higher legal expenses.

Depreciation and amortization

Depreciation and amortization charges totaled $46.3 million in the second quarter of 2026 compared to $42.1 million in the second quarter of 2025, a 10.0% increase. For the first half of 2026 depreciation and amortization increased to $90.4 million from $83.2 million for the first half of 2025.

Depreciation amounted to $39.0 million in the second quarter of 2026 and $36.4 million in the second quarter of 2025, a 7.2% increase. For the first half of 2026, depreciation was $77.2 million compared to $71.8 million in the first six months of 2025, a $5.3 million increase. The increase being due to fleet renewal with the average number of operating vessels having increased from 62 to 63.5 during the first half of 2026.

Amortization of deferred dry-docking charges and leasehold improvements amounted to $5.9 million during the second quarter of 2026, compared to $5.7 million during the second quarter of 2025, a $0.2 million increase. For the six-month period ended June 30, 2026, amortization of deferred dry-docking charges and leasehold improvements was $11.9 million compared to $11.4 million in the corresponding period of 2025, an increase of $0.5 million. The increase in the three month and six month periods ended June 30, 2026, relates primarily to the amortization due to the increased number of vessels in the fleet that underwent their dry-dock special surveys.

The amortization of the right-of-use assets under finance lease amounted to $1.3 million in the first half of 2026 and the second quarter of 2026 compared to zero in the respective periods of 2025, as the suezmax tankers Arctic and Antarctic classified as finance leases (classified previously as operating leases from April 1, 2026 to April 7, 2026) from April 7, 2026 until the repurchase dates May 28, 2026 and June 11, 2026, respectively.

Gain on sale of vessel

During the first half of 2026, the Company sold its VLCC tanker Ulysses, for net proceeds of $106.4 million, recognizing gain on sale of $37.9 million. During the first half of 2025, the Company sold its suezmax tanker Pentathlon, for net proceeds of $39.5 million, recognizing gain on sale of $3.55 million. During the second quarter of 2026, the Company sold the VLCC tanker Ulysses. There were no vessel sales during the second quarter of 2025.

Impairment

The Company reviews and tests all vessels and vessels under construction for impairment at each quarter-end and when indications exist. As of June 30, 2026, vessel values had increased compared to the respective period during the prior year. As of June 30, 2026, one of our vessels had carrying value in excess of market value. Our fleet is for the most part young, with an average age of 10.5 years as of June 30, 2026, and every vessel in the fleet is expected to generate considerably more cash during their remaining expected lives than their carrying values. The Company’s cash flow tests per vessel for assessing whether an impairment charge was required did not indicate that such an impairment charge was required for any vessel of the fleet intended to be held and used at June 30, 2026 and 2025. In addition, the Company reviews and tests its right-of-use assets for impairment at each reporting date. The review of the carrying amounts in connection with the estimated recoverable amount for the Company’s right-of-use assets as of June 30, 2026, and June 30, 2025, indicated no impairment charge.

General and administrative expenses

General and administrative expenses include management fees, administrative expenses, management incentive awards and stock compensation expense.

General and administrative expenses increased to $14.8 million in the second quarter of 2026 compared to $13.2 million in the second quarter of 2025, an increase of $1.6 million which is attributed to increased legal expenses by $0.9 million. For the first six months of 2026 general and administrative expenses increased by $4.1 million, compared to the equivalent period of 2025. The increase is mainly due to the $2.0 million increase in management incentive award, the $1.2 million increase in legal expenses and the $4.4 million increase in management fees (including an one-off payment of $3.5 million in management fees to correspond to a strengthening of the Euro against the U.S. dollar exchange rate in 2025), which were counterbalanced by a $3.6 million decrease in stock compensation expense.

The Company pays Tsakos Energy Management fixed fees per vessel under a management agreement. The fee includes compensation for services that cover both the management of the individual vessels, as described below, and of the enterprise as a whole. Management fees, including those paid to third-party ship management companies, totaled $6.2 million during the quarter ended June 30, 2026, compared to $5.8 million in the second quarter of 2025. For the six months ended June 30, 2026, management fees increased by $4.4 million, to $16.0 million compared to $11.6 million in the first half of 2025, mainly due to the one-off payment of $3.5 million, corresponding to the strengthening of the Euro against the U.S. dollar in 2025, at the beginning of the year. All vessels in the fleet are technically managed by Tsakos Shipping and Trading, apart from the LNG carriers, Maria Energy, Tenergy, the VLCCs Ulysses (up to the sale on May 20, 2026), Hercules I, Dias I, the suezmax tankers Decathlon and Popi Sazaklis, the aframax tankers Maria Princess, DF Montmartre, DF Mystras, Alpes and Aspen, which have been managed by third-party managers. Vessel monthly fees payable to the management company for owned conventional operating vessels amounted to $32,500, for chartered in vessels or chartered out on a bareboat basis and for vessels under construction monthly fees were $22,500, for the DP2 suezmax shuttle tankers monthly fees were $38,500. Monthly fees incurred increases of $1,500 for all conventional vessels, $1,300 for DP2 suezmax shuttle tankers and $800 for vessels under construction in 2026 compared to 2025.

6

In 2026, monthly fees for third-party managed vessels increased to $30,417 from $29,256 for the suezmax tanker Decathlon, for the LNG carrier Maria Energy to $49,357 from $46,358, for the LNG carrier Tenergy to $41,267 from $38,833, for the aframax tanker Maria Princess to $32,456 from $30,649, respectively. Monthly fees for the VLCCs Ulysses and Hercules I decreased to $30,208 from $30,649 and for the VLCC Dias I increased to $30,208, from $29,208. For the aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $28,750 for both periods. The dual fuel LNG aframax tankers DF Montmartre and DF Mystras, increased to $28,542 from $28,375, respectively.

Office administrative expenses consist primarily of professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, directors’ fees and travel-related expenses. Administrative expenses totaled $3.0 million during the second quarter ended June 30, 2026, compared to $2.1 million during the respective prior year quarter. For the six-months ended June 30, 2026, administrative expenses totaled $5.2 million, compared to $4.0 million for the six month period ended June 30, 2025.

In the first six months of 2026, the Company’s Board of Directors approved an award to the management company, based on various performance criteria and taking into account cash availability and market conditions, amounting to $5.0 million, compared to $3.0 million in the first six months of 2025.

In 2024, Tsakos Energy Navigation Limited granted 625,000 restricted common shares under its newly approved 2024 Equity Incentive Plan to directors, officers, employees, and service providers. The awards vest in four equal installments on January 1, 2025; July 1, 2025; January 1, 2026; and July 1, 2026, subject to both continued service and performance-based conditions requiring fleet utilization of at least 85% over specified periods. The Company recognized $1.0 million in stock-based compensation expense in the first half of 2026 compared to $4.6 million in the prior year and $0.5 million in the quarter ended June 30, 2026 compared to $2.3 million in the prior year quarter, related to these restricted shares.

General and administrative expenses, including the management fee, plus any incentive or stock compensation award, represent the overhead of the Company. On a per vessel basis, the daily overhead was $2,558 and $2,347 for the second quarter of 2026 and 2025, respectively. For the six-month period ended June 30, 2026, the daily overhead per vessel was $2,370 compared to $2,063 for the six-month period ended June 30, 2025.

Operating income

Income from vessel operations was $162.7 million during the second quarter of 2026, compared to $50.0 million during the second quarter of 2025, the increase being mainly attributed to higher net voyage revenues by $84.9 million and gains on sale of vessel during the second quarter of 2026 for the amount of $37.9 million. During the first half of 2026, operating income from vessel operations was $272.6 million, compared to $110.7 million during the first half of 2025, the increase being mainly attributed to strong market rates. In addition, gains on sale of vessels increased to $37.9 million in the first half of 2026, compared to $3.6 million in the prior year period, an increase of $34.3 million. Operating expenses, excluding gain on sale of vessels, presented an increase of $33.4 million for the six-month period ended June 30, 2026 from $283.3 million for the six-month period ended June 30, 2025 to $316.6 million for the six-month period ended June 30, 2026, which is mainly attributed to increased vessel operating expenses, general and administrative expenses, and depreciation and amortization expenses, as the average number of operating vessels increased from 62.0 to 63.5 counterbalanced by decreased charter-hire expenses.

Interest and finance costs

Interest and finance cost analysis in the table below is not presented according to U.S. GAAP guidelines. However, management believes that this analysis may provide its users a better understanding of the Company’s finance cost. Management also uses this analysis in making financial and planning decisions.

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
	$ million	$ million	$ million	$ million
Loans interest expense	25.9	26.2	52.1	52.1
Interest expenses on the lease liability	0.3	—	0.3	—
Interest rate swaps cash settlements	(0.4)	(0.1)	(0.9)	(0.1)
Less: Interest capitalized	(2.8)	(3.1)	(5.7)	(5.7)
Interest expense, net	23.0	23.0	45.8	46.3
Change in fair value of non-hedging interest rate swaps	(0.9)	1.0	(1.4)	1.3
Bunkers and other commodities non-hedging instruments cash settlements	(0.5)	0.1	(0.5)	(0.1)
Change in fair value of bunker and other commodities non-hedging instruments	0.6	0.4	(1.9)	0.5
Amortization of loan expenses	0.9	0.7	1.9	1.6
Amortization of deferred gain on termination of financial instruments	(0.4)	(0.2)	(0.6)	(0.7)
Bank loan charges	(0.1)	—	0.1	0.1
Net total	22.6	25.0	43.4	49.0

Interest and finance costs, net, were $22.6 million for the second quarter of 2026, compared to $25.0 million for the second quarter of 2025, a 9.3% decrease, mainly attributed to the positive change in the fair value of non-hedging interest rate swaps of $0.9 million that resulted in a decrease of $1.9 million between the second quarter of 2026 and the previous year second quarter, along with $0.4 million cash receipts from interest rate swaps in the second quarter of 2026 compared to $0.1 million in the second quarter of 2025. For the six months ended June 30, 2026, interest and finance costs, net, were $43.4 million compared to $49.0 million for the six months ended June 30, 2025, a 11.3% decrease, mainly attributed to the positive change in the fair value of non-hedging interest rate swaps of $1.4 million that resulted in a decrease of $2.7 million between the first half of 2026 and the first half of 2025, as well as the positive change in the fair value of bunker and other commodities non-hedging instruments of $1.9 million that resulted in a decrease of $2.4 million between the first half of 2026 and the first half of 2025.

7

Loan interest expense for the second quarter of 2026 was $25.9 million compared to $26.2 million in the second quarter of 2025, a decrease of $0.3 million, that despite the increase of the outstanding debt, reflected the lower margins achieved on new loans drawn for newly acquired vessels and refinancings on existing loans, as well as lower global interest rates. More specifically, average interest rate paid on outstanding debt decreased to 4.75% for the second quarter of 2026 from 5.74% in the second quarter of 2025. Loan interest expense amounted to $52.1 million in the six months ended June 30, 2026 and 2025, reflecting the decrease in the average loan interest rate to 4.9% from 5.8%, compensating for the increase in the average loan balance. For the six-month period ended June 30, 2026, interest received on non-hedging interest rate swaps amounted to $0.9 million compared to $0.1 million for the six-month period ended June 30, 2025, whereas for the second quarter of 2026, interest received on non-hedging interest rate swaps amounted to $0.4 million compared to $0.1 million for the second quarter of 2025.

During the first half of 2026, the suezmax tankers Arctic and Antarctic were classified as finance leases from April 7, 2026, until May 28, 2026, and June 11, 2026, respectively, when both vessels were repurchased. Interest expense on the lease liability was $0.3 million in the second quarter and the first half of 2026, compared to $nil in the second quarter and the first half of 2025.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest amounted to $2.8 million and $5.7 million for the three and six-month periods ended June 30, 2026, compared to $3.1 million and $5.7 million for the equivalent periods of 2025. During the first half of 2026, the Company had ten DP2 shuttle tankers, two MR tankers, three VLCC tankers, two LNG carriers and five LR1 tankers under construction, compared to twelve DP2 shuttle tankers, two suezmax tankers, two MR tankers and five LR1 tankers under construction, in the respective prior year period.

At June 30, 2026, the Company held eight floating-to-fixed interest rate swap with a major financial institution maturing from September 2026 through March 2028, on which it pays an average fixed rate of 3.13% and receives floating rates based on three-month SOFR and six-month SOFR. Seven out of the eight interest rate swaps have an option for extension at the financial institutions’ discretion, maturing from November 2027 through September 2031. The interest rate swap agreements were designated and qualified as non-hedging interest rate swaps. The change in fair value amounted to $0.9 million (positive) for the second quarter of 2026 and $1.4 million (positive) for the six-months ended June 30, 2026, compared to $1.0 million (negative) and $1.3 million (negative) for the three and six-months ended June 30, 2025, respectively.

During 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps, and presented the amount received in accumulated other comprehensive income. Respective amounts are amortized into Company’s earnings until the expiry date of each interest rate swap. The amortization for the second quarter of 2026 and the first half of 2026 amounted to $0.4 million (positive) and $0.6 million (positive), respectively, compared to $0.2 million (positive) and $0.7 million (positive) for the three and six-months ended June 30, 2025, respectively.

During the first half of 2026, the Company entered into five bunker swap agreements and seven other commodities swap agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the European Union Allowances (“EUAs”) exposure, respectively, with maturity dates between July 2026 through August 2027. As at June 30, 2026, the Company held eight bunker agreements and eight EUAs swap agreements. The fair value of bunker swap agreements and EUAs swap agreements was $0.9 million (positive) as at June 30, 2026, compared to $1.0 million (negative) as at December 31, 2025. As a result, the change in fair value of those agreements amounted to $1.9 million (positive) compared to $0.5 million (negative) for the first half of 2026 and 2025, respectively. The change in fair value of those agreements amounted to $0.6 million (negative) compared to $0.4 million (negative) for the second quarter of 2026 and 2025, respectively. Cash received for those agreements amounted to $0.5 million in the second quarter of 2026 and the first half of 2026, compared to $0.1 million cash paid for those agreements during the second quarter of 2025 and cash received of $0.1 million during the first half of 2025.

Loan expenses amortization increased to $0.9 million in the second quarter of 2026, from $0.7 million in the second quarter of 2025 primarily due to increased debt financing. Similarly, for the first half of 2026 the amortization of loan expenses increased by $0.3 million compared to the first half of 2025, due to the increased debt financing.

Interest income

During the second quarters of 2026 and 2025, interest income was $3.4 million and $3.2 million, respectively, an increase of $0.2 million or 5.4%. For the six-month periods ended June 30, 2026 and 2025, interest income was $5.6 million and $5.5 million, respectively, an increase of $0.1 million or 1.2%. The increase is mostly attributed to higher cash reserves over the six-month period of 2026.

Non-controlling interest

There is a non-controlling interest of 49% in the subsidiary Mare Success S.A., which owns 100% of each of the companies that own the panamax tankers, Selini and Salamina, and the handysize vessels Byzantion and Bosporos.

The net income attributable to the non-controlling interest of Mare Success S.A during the second quarter of 2026 amounted to $4.2 million, compared to $1.5 million in the second quarter of 2025. There was net income attributable to the non-controlling interest in the first half of 2026 amounting to $6.6 million, compared to $2.6 million in the first half of 2025. The increase in net income is attributable to higher market spot rates for two vessels operating under pool employment, as well as higher time charter rates following the execution of new charter party agreements at higher contracted rates for the remaining two vessels, during the first half of 2026.

8

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. In addition, our new building commitments, other expected capital expenditure on dry-dockings and vessel improvements and/or acquisitions, which in total equaled $316.5 million in the first six months of 2026, will again require us to expend cash in the remainder of 2026 and in future years. Net cash flow generated by operations is the main source of liquidity. Apart from the possibility of raising further funds through the capital markets, additional sources of cash include proceeds from asset sales and borrowings, although all borrowing arrangements to date are related to the acquisition, construction and refinancing of specific vessels.

If market conditions worsen significantly, then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the alternative sources described above.

Non-restricted cash balances were $464.0 million as of June 30, 2026, compared to $293.3 million as of December 31, 2025, mainly affected by the strong market rates and proceeds from sale of vessels during the first half of 2026.

Working capital (non-restricted net current assets) amounted to $171.0 million (positive) as of June 30, 2026, compared to $31.3 million (negative) as of December 31, 2025. The increase was primarily attributable to the increase in cash and cash equivalents.

Current assets increased to $616.3 million at June 30, 2026 from $434.6 million at December 31, 2025, an increase of $181.6 million, attributable mainly to the increase of $170.7 million in cash and cash equivalents and an increase of $25.5 million in trade receivables relating to European Union Allowance (EUAs) recoverable from charterers and the $6.2 million increase in advances and other, mainly due to expected insurance recoveries over the year, as well as EUAs held by the Company intended to be used to settle its EUAs obligations. In addition, the sharp increase of bunker fuel prices in the second quarter of 2026 as geopolitical disruptions affected global fuel supplies, contributed to an increase of $9.1 million in the Company’s inventories. Current liabilities decreased to $440.2 million at June 30, 2026 from $458.0 million at December 31, 2025, a decrease of $17.8 million, as the current portion of debt outstanding decreased by $51.4 million, unearned revenue decreased by $5.4 million due to the timing of hire collections which was counterbalanced by an increase in dividends payable of $15.1 million, $1.00 per common share dividend declaration during the first half of 2026 payable in July 2026, compared to $0.50 per common share dividend declared during the first half of 2025 payable in July 2025 and an increase of $14.7 million of accrued liabilities mainly due to dry-docking of vessels.

Net cash provided by operating activities was $281.2 million in the six-month period ended June 30, 2026, compared to $115.9 million in the first six months of 2025. The $165.3 million increase is primarily attributable to the strong tanker market with TCE rates positively impacting voyage revenues by $161.0 million as fully described in the paragraph “Voyage Revenues” in the “Results of operations” above. Total cash expenditure on voyage expenses, operating expenses, charter-in costs, G&A expenses, finance expenses, net of interest income and other, net expenses amounted to $266.1 million during the first six months of 2026, compared to $241.0 million in the first six months of 2025, an increase of $25.1 million or 10.4%. The expense movements are fully described in the respective paragraphs in the “Results of operations” above.

Receivables and advances and other increased by $13.7 million due to EUAs receivables from charterers during the first half of 2026 compared to the prior year first half period. Inventories, mainly consisting of bunker fuel, increased by $9.1 million in the first half of 2026, compared to a decrease of $2.8 million in the six-month period ended June 30, 2025, due to a sharp increase in bunker prices and a modest increase in quantities supplied compared to the prior year period. Unearned revenue, arising from collection of time-charter hire for services not rendered in the first half of 2026, decreased by $5.4 million attributed to the timing of payments.

Payments for dry-docking expenses increased by $5.8 million in the first half of 2026, as six vessels (including the LNG carrier Maria Energy) underwent their scheduled dry-dockings compared to five vessels in the prior-year six-month period. Accrued liabilities increased by $14.6 million in the six months ended June 30, 2026, compared to $7.8 million in the six-months ended June 30, 2025, due to EUAs.

During the first half of 2026, the Company deposited as cash collateral the amount of $0.2 million related to its derivative instruments. Net cash provided by operating activities increased by $120.2 million in the second quarter of 2026, compared to $20.9 million decrease in the previous year. The $120.2 million increase is primarily attributable to the increase in voyage revenues by $105.1 million, or 54.4%, due to a stronger tanker market with higher charter rates between the respective periods.

Net cash provided by investing activities was $3.8 million for the second quarter of 2026, compared to $233.5 million used in investing activities for the equivalent period of 2025. Proceeds from the sale of the VLCC Ulysses amounted to $106.4 million and cash received from time deposits amounted to $5.0 million were counterbalanced by $27.3 million in advances for the twenty vessels under construction, $40.0 million for the acquisition of the suezmax tankers Arctic and Antarctic, $0.6 million for improvements on existing vessels and $39.7 million investments in debt securities.

Net cash used in investing activities was $248.3 million for the six months ended June 30, 2026, compared to $236.1 million used in investing activities during the six months ended June 30, 2025. During the first half of 2026, the Company paid $207.9 million for the twenty under construction vessels, ten DP shuttle tankers, five LR1s, three VLCCs and the two LNG carriers, $96.0 million for the acquisition of the MRs Delos T and Dion and the repurchase of the suezmax tankers Arctic and Antarctic and $0.5 million for improvements on existing vessels. In addition, the Company invested $75.7 million in debt securities and received $10.0 million from early redemption in one of its debt securities, held to maturity and $15.4 million from one of its debt securities, available for sale. The Company entered into new time deposits with the amount of $5.0 million in total, and received proceeds of $5.0 million in total from two-time deposits held to maturity. Proceeds from the sale of the VLCC Ulysses amounted to $106.4 million.

In the first half of 2025, cash outflow from investing activities related to payments for the acquisition of the DP2 shuttle tanker Athens 04 and the suezmax tanker Dr Irene Tsakos amounted to $136.3 million, $3.1 million for improvements on existing vessels and $126.2 million for vessels under construction and received cash from the sale of suezmax tanker Pentathlon, amounting to $39.5 million.

9

As at June 30, 2026, the Company had twenty vessels under construction and the remaining yard installments to be paid for those vessels amounted to $2.2 billion ($228.3 million in the second half of 2026, $723.0 million in 2027, $1,127.4 million in 2028 and $154.7 million in 2029), the majority of which is expected to be covered through secured debt that we have arranged or that we expect to arrange.

Net cash used in financing activities was $43.0 million for the second quarter of 2026, compared to $107.3 million provided by financing activities for the equivalent period of 2025. During the second quarter of 2026, the Company drew down $142.0 million as part of the refinancing of the aframax tankers Elias Tsakos, Leontios H, Thomas Zafiras, Bergen TS and the panamax tanker Sunray, and prepaid the amount of $100.7 million as part of the refinancing of the five vessels and the amount of $23.2 million due to the sale of the VLCC, Ulysses. The debt principal repayments in the 2026 second quarter amounted to $52.1 million and payments of dividends of $6.8 million.

During the second quarter of 2025, proceeds from bank loans amounted to $270.7 million, repayments of debt amounted to $49.6 million, prepayments amounted to $106.6 million, and payments of dividends amounted to $6.8 million.

Net cash provided by financing activities was $135.2 million for the first half of 2026, compared to $59.1 million provided by financing activities during the prior year’s first half. During the first half of 2026, the Company (1) drew down (i) $159.0 million for the financing of ten DP2 shuttle tankers under construction, Anfield, Hull 2733, Hull 2734, Hull 2735, Hull 2736, Hull 2738, Hull 2739, Hull 2740 and Hull 2741, (ii) $65.8 million for the two newly acquired vessels Delos T and Dion and (iii) $262.0 million as part of the refinancing of the aframax tankers Elias Tsakos, Leontios H, Thomas Zafiras, Bergen TS, the panamax tanker Sunray and the LNG carrier Maria Energy, (2) paid in scheduled installments the amount of $94.8 million, (3) prepaid the amount of (i) $23.2 million due to the sale of the VLCC tanker Ulysses and (ii) $185.0 million of the two refinancings and (4) paid dividends amounting to $28.6 million.

In the first half of 2025, proceeds from bank loans amounted to $283.6 million, repayments of debt amounted to $93.6 million, debt prepayments amounted to $116.7 million and payments of dividends amounted to $13.5 million.

Total debt outstanding increased from $1.93 billion at December 31, 2025, to $2.114 billion at June 30, 2026.

Dividends of $0.5781 per share for the 9.25% Series E Preferred Shares were paid on March 2, 2026 and May 28, 2026, totaling $5.5 million, and on August 28, 2026, $2.7 million. Dividends of $0.59375 per share for the 9.50% Series F Preferred Shares were paid on January 30, 2026 and April 30, 2026, totaling $8.0 million, and on July 28, 2026, $4.0 million.

On February 19, 2026, the Company paid a dividend of $0.50 per common share amounting to $15.1 million which was declared on November 20, 2025 and on June 15, 2026, the Company declared a dividend of $1.00 per common share and paid the amount of $30.1 million on July 30, 2026, to the shareholders of record as of July 23, 2026.

The Company continues to be fully compliant with its scheduled debt service requirements, repaying capital and paying interest promptly in accordance with respective bank agreements without fail. As a percentage of total liabilities against total assets at fair value, our consolidated leverage (a non-GAAP measure) as computed in accordance with our loan agreements at June 30, 2026 was below the loan covenant maximum of 70%, which is applicable to all the above loans on a fleet and total liabilities basis. As at June 30, 2026, the Company and its wholly and majority owned subsidiaries were compliant with the financial covenants in its thirty-four loan agreements totaling $2.114 billion. See Note 7, Long Term Debt and other financial liabilities, to our unaudited interim condensed consolidated financial statements included elsewhere in this report.

Inflation

During the first half of 2026, global economic conditions have seen a resurgence of inflationary pressures driven by geopolitical conflicts. These macroeconomic developments, alongside corresponding central bank measures, have maintained elevated borrowing costs and increased interest rates payable under floating-rate agreements. To date, inflation has had a moderate impact on our operating expenses, dry-docking expenses and corporate overhead, as well as our management fees, which increased in the first half of 2026. Should a disinflationary trend develop and persist, it is expected that there will be limited impact on our operating and financing expenses, and to the extent inflation increases, it could result in increased operating and financing expenses.

10

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2026 (UNAUDITED) AND DECEMBER 31, 2025

(Expressed in thousands of U.S. Dollars - except share and per share data)

	June 30, 2026 (UNAUDITED)	December 31, 2025
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$463,989	$293,312
Restricted cash	2,154	4,817
Margin deposits	4,470	4,270
Time deposits	5,000	5,000
Trade accounts receivable, net (Note 15)	66,548	41,079
Capitalized voyage expenses	1,167	777
Advances and other (Note 15)	25,652	19,461
Inventories	21,702	12,591
Investments In Debt Securities held to maturity, short-term (Note 10)	15,143	15,141
Investment In Debt Securities, available for sale (Note 10)	—	15,494
Prepaid insurance and other	3,634	8,627
Receivable, short-term (Note 4)	4,418	12,767
Current portion of financial instruments - Fair value (Notes 8, 13)	2,381	1,296
Total current assets	616,258	434,632
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Notes 8, 13)	342	—
RIGHT OF USE ASSET UNDER OPERATING LEASES (Note 4)	1,700	7,770
OTHER NON-CURRENT ASSETS (Note 7)	15,233	—
INVESTMENTS IN DEBT SECURITIES HELD TO MATURITY (Note 10)	91,270	25,233
FIXED ASSETS (Note 5)
Advances for vessels under construction	470,050	301,868
Vessels	4,388,977	4,344,691
Accumulated depreciation	(1,233,695)	(1,188,616)
Vessels' Net Book Value	3,155,282	3,156,075
Total fixed assets	3,625,332	3,457,943
DEFERRED CHARGES AND LEASEHOLD IMPROVEMENTS, net (Note 6)	27,580	27,503
Total assets	$4,377,715	$3,953,081
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long - term debt and other financial liabilities (Note 7)	$250,376	$301,734
Payables	52,876	42,676
Due to related companies (Note 2)	9,712	3,170
Dividends payable	30,126	15,064
Accrued liabilities (Note 15)	82,849	68,117
Unearned revenue	11,859	17,273
Current portion of obligations under operating leases (Note 4)	1,700	7,770
Current portion of financial liability under operating leases (Note 4)	138	249
Current portion of financial instruments - Fair value (Notes 8, 13)	561	1,987
Total current liabilities	440,197	458,040
LONG-TERM DEBT AND OTHER FINANCIAL LIABILITIES, net of current portion (Note 7)	1,851,801	1,619,241
LIABILITIES ASSUMED FROM TIME CHARTERS ATTACHED (Note 14)	8,224	12,322
ACCRUED LIABILITIES, net of current portion (Note 15)	22,726	—
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion (Notes 8, 13)	110	473
STOCKHOLDERS' EQUITY (Note 9):
Preferred shares, $ 1.00 par value; 25,000,000 shares authorized, 4,745,947 Series E Preferred Shares and 6,747,147 Series F Preferred Shares issued and outstanding at June 30, 2026 and December 31, 2025	11,493	11,493
Common shares, $ 5.00 par value; 60,000,000 shares authorized at June 30, 2026 and December 31, 2025; 30,805,776 shares issued and 30,127,603 shares outstanding at June 30, 2026 and December 31, 2025	151,541	151,541
Additional paid-in capital	927,789	926,769
Cost of treasury stock	(6,791)	(6,791)
Accumulated other comprehensive loss	(2,371)	(1,886)
Retained earnings	922,866	738,350
Total Tsakos Energy Navigation Limited stockholders' equity	2,004,527	1,819,476
Non-controlling Interest	50,130	43,529
Total stockholders' equity	2,054,657	1,863,005
Total liabilities and stockholders' equity	$4,377,715	$3,953,081

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 2

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended June 30,
	2026	2025
VOYAGE REVENUES:	$298,405	$193,309
EXPENSES:
Voyage expenses	52,126	31,917
Charter hire expense	2,646	3,321
Vessel operating expenses	57,690	52,704
Depreciation and amortization	46,295	42,089
General and administrative expenses	14,792	13,237
Gain on sale of vessels (Note 5)	(37,870)	—
Total expenses	135,679	143,268
Operating income	162,726	50,041
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(22,643)	(24,978)
Interest income	3,405	3,231
Other, net	(12)	(4)
Total other expenses, net	(19,250)	(21,751)
Net income	143,476	28,290
Less: Net income attributable to the non-controlling interest	(4,176)	(1,457)
Net income attributable to Tsakos Energy Navigation Limited	$139,300	$26,833
Effect of preferred dividends	(6,750)	(6,750)
Undistributed and distributed income allocated to non-vested restricted common stock	(684)	(313)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$131,866	$19,770
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$4.40	$0.67
Weighted average number of shares, basic and diluted	29,972,103	29,661,103

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 3

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026, AND 2025

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Six months ended June 30,
	2026	2025
VOYAGE REVENUES:	$551,367	$390,360
EXPENSES:
Voyage expenses	81,972	67,980
Charter hire expense	6,032	6,603
Vessel operating expenses	110,954	102,310
Depreciation and amortization	90,443	83,220
General and administrative expenses	27,236	23,143
Gain on sale of vessels (Note 5)	(37,870)	(3,553)
Total expenses	278,767	279,703
Operating income	272,600	110,657
OTHER INCOME (EXPENSES):
Interest and finance costs, net (Note 8)	(43,430)	(48,980)
Interest income	5,606	5,538
Other, net	(33)	(23)
Total other expenses, net	(37,857)	(43,465)
Net income	234,743	67,192
Less: Net income attributable to the non-controlling interest	(6,601)	(2,648)
Net income attributable to Tsakos Energy Navigation Limited	$228,142	$64,544
Effect of preferred dividends	(13,500)	(13,500)
Undistributed and distributed income allocated to non-vested restricted common stock	(1,108)	(513)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	$213,534	$50,531
Earnings per share, basic and diluted attributable to Tsakos Energy Navigation Limited common stockholders	$7.12	$1.70
Weighted average number of shares, basic and diluted	29,972,103	29,661,103

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 4

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED JUNE 30, 2026, AND 2025

(Expressed in thousands of U.S. Dollars)

	Three months ended June 30
	2026	2025

Net income	$143,476	$28,290
Other comprehensive income
Unrealized loss on interest rate swaps, net	(314)	(173)
Comprehensive income	143,162	28,117
Less: comprehensive income attributable to the non-controlling interest	(4,176)	(1,457)
Comprehensive income attributable to Tsakos Energy Navigation Limited	$138,986	$26,660

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 5

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026, AND 2025

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30
	2026	2025

Net income	$234,743	$67,192
Other comprehensive income
Unrealized loss on interest rate swaps, net	(485)	(630)
Comprehensive income	234,258	66,562
Less: comprehensive income attributable to the non-controlling interest	(6,601)	(2,648)
Comprehensive income attributable to Tsakos Energy Navigation Limited	$227,657	$63,914

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 6

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026, AND 2025

(Expressed in thousands of U.S. Dollars - except share and per share data)

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders' Equity
BALANCE January 1, 2025	$11,493	$151,541	$919,718	678,173	$(6,791)	$652,651	$(904)	$1,727,708	$39,489	$1,767,197
Net income	—	—	—	—	—	64,544	—	64,544	2,648	67,192
Cash dividends declared ($0.60 per common share)	—	—	—	—	—	(18,077)	—	(18,077)	—	(18,077)
Dividends paid on Series E preferred shares	—	—	—	—	—	(5,488)	—	(5,488)	—	(5,488)
Dividends paid on Series F preferred shares	—	—	—	—	—	(8,012)	—	(8,012)	—	(8,012)
Stock based compensation expense	—	—	4,578	—	—	—	—	4,578	—	4,578
Other comprehensive loss	—	—	—	—	—	—	(630)	(630)	—	(630)
BALANCE June 30, 2025	$11,493	$151,541	$924,296	678,173	$(6,791)	$685,618	$(1,534)	$1,764,623	$42,137	$1,806,760

				Treasury stock
	Preferred Shares	Common Shares	Additional Paid-in Capital	Shares	Amount	Retained Earnings	Accumulated Other Comprehensive Loss	Tsakos Energy Navigation Limited	Non- controlling Interest	Total Stockholders' Equity
BALANCE January 1, 2026	$11,493	$151,541	$926,769	678,173	$(6,791)	$738,350	$(1,886)	$1,819,476	$43,529	$1,863,005
Net income	—	—	—	—	—	228,142	—	228,142	6,601	234,743
Cash dividends declared ($1.0 per common share)	—	—	—	—	—	(30,126)	—	(30,126)	—	(30,126)
Dividends paid on Series E preferred shares	—	—	—	—	—	(5,488)	—	(5,488)	—	(5,488)
Dividends paid on Series F preferred shares	—	—	—	—	—	(8,012)	—	(8,012)	—	(8,012)
Stock based compensation expense	—	—	1,020	—	—	—	—	1,020	—	1,020
Other comprehensive loss	—	—	—	—	—	—	(485)	(485)	—	(485)
BALANCE June 30, 2026	$11,493	$151,541	$927,789	678,173	$(6,791)	$922,866	$(2,371)	$2,004,527	$50,130	$2,054,657

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 7

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars)

	Six months ended June 30,
	2026	2025
Cash Flows from Operating Activities:
Net income	$234,743	$67,192
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	77,151	71,845
European Union Allowances adjustment on voyage expenses	4,156	—
Amortization of deferred dry-docking costs and leasehold improvements	11,935	11,375
Amortization of deferred finance costs	1,946	1,586
Amortization of right of use assets for finance lease	1,357	—
Amortization of assumed liabilities from time charters attached	(4,098)	(10,596)
Amortization of revenue escalation	(53)	1,027
Stock based compensation expense	1,020	4,578
Interest expense on long - term receivable	(66)	—
Interest income from debt securities, held to maturity, accrued	(315)	(29)
Interest income from debt securities, available for sale, accrued	69	—
Change in fair value of derivative instruments	(3,913)	889
Gain on sale of vessels	(37,870)	(3,553)
Payments for dry-docking	(12,094)	(6,342)
(Increase) Decrease in:
Receivables and other, net	(13,726)	3,810
Margin deposits	(200)	—
Inventories	(9,111)	2,772
Prepaid insurance and other	3,877	(6,672)
Capitalized voyage expenses	(390)	275
Increase (Decrease) in:
Payables and other	17,599	(6,518)
Accrued liabilities	14,564	7,789
Unearned revenue	(5,414)	(23,484)
Net Cash provided by Operating Activities	$281,167	$115,944
Cash Flows from Investing Activities:
Advances for vessels under construction	(207,893)	(126,249)
Vessel acquisitions and/or improvements	(96,547)	(139,358)
Proceeds from sale of vessels	106,427	39,483
Investments in debt securities, held to maturity	(75,724)	(15,000)
Proceeds from redemption of debt securities, held to maturity	10,000	5,000
Proceeds from redemption of debt securities, available for sale	15,425	—
Proceeds from maturity of time deposits	5,000	—
Time deposits	(5,000)	—
Net Cash used in Investing Activities	$(248,312)	$(236,124)
Cash Flows from Financing Activities:
Proceeds from long-term debt and other financial liabilities	486,819	283,619
Financing costs	(18,661)	(178)
Payments of long-term debt and other financial liabilities	(303,019)	(210,313)
Payments on principal portion of financial liabilities	(1,416)	(540)
Cash dividends	(28,564)	(13,500)
Net Cash provided by Financing Activities	$135,159	$59,088
Net increase (decrease) in cash and cash equivalents and restricted cash	168,014	(61,092)
Cash and cash equivalents and restricted cash at beginning of period	298,129	348,312
Cash and cash equivalents and restricted cash at end of period	$466,143	$287,220
Reconciliation of cash, cash equivalents and restricted cash:
Current Assets:
Cash and cash equivalents	463,989	282,394
Restricted cash	2,154	4,826
Total Cash and cash equivalents and restricted cash	$466,143	$287,220

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

F- 8

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1. Basis of Presentation

The accompanying unaudited interim condensed consolidated financial statements of Tsakos Energy Navigation Limited (the “Holding Company”) and subsidiaries (collectively, the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the six months ended June 30, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026.

The consolidated balance sheet as of December 31, 2025, has been derived from the audited consolidated financial statements included in the Company’s annual report on Form 20-F filed with the SEC on April 6, 2026 (“Annual Report”), but does not include all of the footnotes required by U.S. GAAP for complete financial statements.

The Company has determined that it operates in one reportable segment, the worldwide maritime transportation of liquid energy-related products and the assets of such segment are presented under the caption total assets in the accompanying consolidated balance sheets. No change has been performed on the accounting policies applied to the reportable segment, as those presented in the Company’s Annual Report.

Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in Note 1 of the Company’s consolidated financial statements included in the Annual Report. There have been no material changes to these policies in the six-month period ended June 30, 2026, except as disclosed below:

New Accounting Pronouncements

The Company, following the Accounting Standard Update (“ASU”) No. 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, issued in July 2025, adopted the practical expedient to assume that the current conditions as of the balance sheet date will remain unchanged for the remaining life of the asset when developing a reasonable and supportable forecast as part of estimating expected credit losses on these assets, effective January 1, 2026. There was no material impact for the Company due to the foregoing ASU’s amendments.

In May 2026, the FASB issued ASU 2026-02, “Environmental Credits and Environmental Credit Obligations” (Topic 818). This guidance establishes recognition, measurement, presentation and disclosure requirements for all entities that generate, purchase, or receive environmental credits or have a regulatory compliance obligation that may be settled with environmental credits. This guidance is required to be adopted by the Company in the first quarter of 2028 on a retrospective basis. The Company is currently assessing the impact this standard may have on its consolidated financial statements and related disclosures.

2. Transactions with Related Parties

(a)   Tsakos Energy Management Limited (the “Management Company”): The Holding Company has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee, which may be adjusted per the Management Agreement of March 8, 2007, effective from January 1, 2008, in accordance with the terms of the Management Agreement, if both parties agree. The monthly fees include fees which are paid to the technical managers on a monthly basis, including third-party managers for the LNG carriers, Maria Energy, Tenergy, the VLCCs Ulysses, Hercules I, Dias I, the suezmax tankers Decathlon and Popi Sazaklis, the aframax tankers Maria Princess, DF Montmartre, DF Mystras, Alpes and Aspen.

On January 1, 2026, monthly fees for operating conventional vessels were $32.5, apart from the LNG carriers, the DP2 suezmax shuttle tankers, the third-party managed vessels, chartered in vessels or chartered out on a bare-boat basis, and for vessels under construction. Monthly fees for third-party managed vessels were $30.4, for the suezmax tanker Decathlon, $30.2 for the VLCCs Ulysses, Hercules I (from March 3, 2026, upon change of technical manager), $49.4 for the LNG carrier Maria Energy, $41.3 for the LNG carrier Tenergy, $32.5 for the aframax tanker Maria Princess, respectively. Monthly fees for VLCC Dias I amounted to $30.2. For the aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $28.7 and $28.5 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively. Monthly fees for DP2 suezmax shuttle tankers were $38.5. For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees were $22.5.

On January 1, 2025, monthly fees for operating conventional vessels were $31.0 apart from the LNG carriers, the DP2 suezmax shuttle tankers, the third-party managed vessels, chartered in vessels or chartered out on a bare-boat basis, and for vessels under construction. Monthly fees for third-party managed vessels were $29.3, for the suezmax tanker Decathlon, $31.0 for the VLCCs Ulysses, Hercules I, $47.1 for the LNG carrier Maria Energy, $38.8 for the LNG carrier Tenergy, $31.0 for the aframax tanker Maria Princess and $30.0 for the aframax tanker Ise Princess (up to the sale on July 14, 2025), respectively. Monthly fees for VLCC Dias I amounted to $29.2. For the aframax tankers Alpes, Aspen, and the suezmax tanker Popi Sazaklis, monthly fees amounted to $28.7 and $28.4 for the dual fuel LNG aframax tankers DF Montmartre and DF Mystras, respectively. Monthly fees for DP2 suezmax shuttle tankers were $37.2. For chartered in vessels or chartered out on a bare-boat basis and for vessels under construction, monthly fees were $21.7.

The Management Company, for services rendered, charged $5,607 for the second quarter of 2026 and $5,143 for the prior year second quarter. Charges for the first half of 2026 amounted to $14,659 and $10,217 for the prior year respective period.

In addition to the management fee, the Management Agreement provides for an incentive award to the Management Company, which is at the absolute discretion of the Holding Company’s Board of Directors. For the first half of 2026 and 2025, an award of $5,000 and $3,000 respectively, was granted to the Management Company and is included in the general and administrative expenses in the accompanying consolidated statements of comprehensive income.

The Holding Company and the Management Company have certain officers and directors in common. The Chief Executive Officer and Director of the Holding Company is also the sole stockholder of the Management Company and the son of the founder of TST (as defined below). The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director is elected to the Holding Company without the recommendation of the existing Board of Directors, the Holding Company would be obligated to pay the Management Company an amount calculated in accordance with the terms of the Management Agreement. Under the terms of the Management Agreement between the Holding Company and the Management Company, the Holding Company may terminate the Management Agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

F- 9

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Estimated future management fees payable over the next ten years under the Management Agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery, as at June 30, 2026, are $13,843 for the remainder of 2026, $27,702 for 2027, $29,136 for 2028, $30,114 for 2029, $30,108 for 2030 and $119,521 from 2031 to 2035.

Management fees for vessels are included in general and administrative expenses in the accompanying consolidated statements of comprehensive income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels. During the six months ended June 30, 2026, and June 30, 2025, $2,171 and $2,022, respectively, were charged and accounted for as part of construction costs. For the second quarter of 2026, the amount of $926 was charged, compared to $1,241 in the second quarter of 2025.

As of June 30, 2026, the amount due to the Management Company was $130 ($144 at December 31, 2025).

(b) Tsakos Shipping and Trading S.A. (“TST”): TST provides technical management to the Company’s vessels. The Management Company, at its own expense, pays technical management fees to TST, and the Company bears and pays directly to TST most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of TST personnel sent overseas to supervise repairs and perform inspections on the Company’s vessels. TST for technical services rendered charged $559 for the second quarter of 2026 and $681 for the prior year second quarter. For the first half of 2026, charges amounted to $1,034 compared to $1,196 for the prior year first half, included in operating expenses in the accompanying consolidated statements of comprehensive income.

At June 30, 2026, the amount due to TST as technical manager was $39 ($828 due to TST at December 31, 2025).

TST provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays TST a chartering commission of approximately 1.25% on all freights, hires and demurrages. Such commissions are included in voyage expenses in the accompanying consolidated statements of comprehensive income. TST also provides sale and purchase of vessels brokerage service. For this service, TST may charge brokerage commissions. In the first half of 2026 and 2025, TST charged a brokerage commission of $540 for the sale of the VLCC tanker Ulysses and $203 for the sale of the suezmax tanker Pentathlon, respectively. TST may also charge a fee of $250 (or such other sum as may be agreed) on delivery of each new-building vessel in payment for the cost of design and supervision of the new-building by TST. In the first half of 2026 and 2025, $nil supervision fees were charged.

TST for chartering services rendered charged $3,575 for the second quarter of 2026 compared to $2,265 for the prior year second quarter. For the first half of 2026, the charge amounted to $6,602 compared to $4,604 for the prior year first half.

At June 30, 2026, the amount due to TST as commercial manager was $2,100 ($577 at December 31, 2025).

At June 30, 2026, an amount of $865 ($474 at December 31, 2025) is also due to TST, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(c)  Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurances through Argosy, a captive insurance company affiliated with TST. During the first half of 2026, the Company incurred insurance recoveries from loss of hire recorded in voyage revenues amounting to $nil and $3,524 for the prior year first half, and insurance recoveries from damages to fixed assets recorded in vessel operating expenses of $1,212 and $2,907 for the prior year first half, presented in the accompanying consolidated statements of comprehensive income, respectively. For the second quarter of 2026, Argosy, for services rendered, charged $4,617 compared to $4,378 for the prior year quarter and $9,036 for the first half of 2026, compared to $8,908 for the prior year first half, included in operating expenses in the accompanying consolidated statements of comprehensive income.

At June 30, 2026, the amount due to Argosy was $7,083 ($1,181 at December 31, 2025).

At June 30,2026, an amount of $597 ($2,027 at December 31, 2025) is also due to Argosy, included in accrued liabilities, which relates to services rendered but not yet invoiced.

(d) AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services. For the second quarter of 2026, AirMania, for services rendered, charged $1,592 compared to $2,387 in the prior year quarter. For the first half of 2026, charges amounted to $3,432 compared to $4,048 for the prior year’s first half.

At June 30, 2026, the amount due to AirMania was $360 ($440 at December 31, 2025).

F- 10

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3. Revenue from contracts with customers

Voyage charters and contracts of affreightment: Revenues amounted to $79,313 and $38,230 for the second quarters of 2026 and 2025, respectively, and $122,815 for the first half of 2026, compared to $81,289 for the prior year first half.

Time, bareboat charters and pooling arrangements: Revenues amounted to $219,092 and $155,079 for the second quarters of 2026 and 2025, respectively, and $428,552 for the first half of 2026, compared to $309,071 for the prior year first half.

Unearned revenue: Unearned revenue represents cash received within the reporting period, for which related service has not been provided. It primary relates to charter hire received in advance at the amount of $9,520 as of June 30, 2026 ($12,450 at December 31, 2025) and to revenue resulting from charter agreements with varying rates at the amount of $2,339 as of June 30, 2026 ($4,823 at December 31, 2025).

 4. Right-of-use assets and lease liabilities

Operating leases

On December 21, 2020, the Company commenced a new five-year sale and leaseback agreement for the aframax, Sakura Princess. The agreed net sale price was $24,527. Under this leaseback agreement, there is a seller’s credit of $4,425 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter or upon sale of the vessel during the charter period. On September 19, 2025, the Company exercised the option to extend the charter period for one year. As of the effective date of the extension, the Company has remeasured the right-of-use asset under operating leases, and the corresponding obligation under operating leases based on the present value of the future minimum lease payments. In addition, the discount rate was revised at the remeasurement date based on the remaining lease term and lease payments. As of June 30, 2026, the Company has classified the seller’s credit, as short-term receivable amounting to $4,418. In accordance with ASC 842 and the package of practical expedients, the Company accounts for the transaction as an operating lease. Upon execution of the sale and leaseback of the aframax tanker, Sakura Princess, the Company recognized a financial liability amounting to $5,148, being the difference between the sale price of the asset and its fair value, as per ASC 842-40. The financial liability recognized for aframax Sakura Princess was $138 (current) as of June 30, 2026, and $ 249(current) as of December 31, 2025.

At June 30, 2026 and December 31, 2025, the Company assessed the recoverability of the seller's credits and there was no indication of impairment.

As at June 30, 2026, the Company recognized on its consolidated balance sheet a right-of-use asset of $1,700 ($3,441 at December 31, 2025 for the aframax tanker Sakura Princess and $4,329 at December 31, 2025 for the suezmaxes Arctic and Antarctic), equal to the corresponding obligation under operating leases based on the present value of the future minimum lease payments. The Company has not incurred any initial direct costs for the sale and leaseback transaction and has not made any payments prior to the commencement date of the contract. The leaseback agreement include option periods, which are not recognized as part of the right-of-use asset and the obligation under operating leases (except for the one exercised described above).

The incremental borrowing rate used to determine the obligations under operating leases was 4.55% (2.54% prior to re-measurement date, September 19, 2025) for the sale and leaseback agreement of the aframax, Sakura Princess and the respective weighted average remaining lease term was 0.48 years as at June 30, 2026 and 0.97 years, as at December 31, 2025.

F- 11

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Period	Lease Commitment
Minimum net lease payments (July 1 to December 31, 2026)	$1,890
Less: present value discount	(190)
Total obligations under operating leases and financial liability (current portion)	$1,700

The Company has subleased one vessel (Sakura Princess) and recognized sublease revenue, net of voyage expenses of $7,220, for the second quarter of 2026, compared to three vessels (Arctic, Antarctic, Sakura Princess) with recognized sublease revenue, net of voyage expenses of $7,192 for the second quarter of 2025. The amount of $12,908 was recognized for the first half of 2026 for one vessel, compared to $12,728 in the prior year first half for three vessels.

Finance leases

On June 21, 2021, the Company commenced a five-year sale and leaseback agreement for each of the two suezmax tankers, Arctic and Antarctic. The agreed net sale price was $52,304. Under these leaseback agreements, there is a seller's credit of $8,415 on the sales price that becomes immediately payable to the Company by the owners at the end of the five-year charter, unless the Company elects to exercise any of its charter extension options or upon sale of the vessel during the charter period. At inception, the Company accounted for the transaction as an operating lease and continued to do so following the adoption of ASC 842 and the package of practical expedients. On April 7, 2026, the Company signed an addendum in the bareboat agreement for each of the two suezmax tankers, Arctic and Antarctic, to repurchase both vessels. In accordance with ASC 842, the Company accounted for the transaction as a lease modification and upon reassessment of the classification of the lease, the Company has classified the above transaction as a finance lease. On May 28, 2026 and June 11, 2026, the Company repurchased Arctic and Antarctic, respectively, at a purchase price of $20,000 each, net of the seller’s credit amount of $4,207.5 for each vessel. As of the effective date of the modification, the corresponding lease liability under finance leases was remeasured to $41,304, including the application of the seller’s credit of $8,415 as a prepayment to repurchase the vessels. The incremental borrowing rate used to determine the right-of-use assets and the obligations under finance leases was 4.97%. During the second quarter of 2026, the lease liability under finance leases was reduced by $1,637 to reflect the lease payments made during the period and increased by an interest expense of $332, presented in the Company’s consolidated statements of comprehensive income under interest and finance costs. In addition, as of the effective date of the modification, the right-of-use assets were adjusted, upon remeasurement of the lease liability resulting in total amount of $49,719. The amount of the right-of-use assets is amortized on a straight-line method based on the estimated remaining economic lives of the vessels and is presented in the Company’s consolidated statements of comprehensive income under depreciation and amortization. During the second quarter of 2026, the right-of-use assets were amortized by $1,357. Upon repurchase of Arctic and Antarctic, the Company derecognized the right-of-use assets and the lease liability amounting to $48,362 and $39,999, respectively, and recognized both vessels as fixed assets in the accompanying consolidated balance sheets (Note 5).

During the first half of 2026, the Company has subleased both vessels (Arctic and Antarctic), and the amount of $8,402 and $3,527 was recognized as sublease revenue, net of voyage expenses for the operating lease period (January 1, 2026 until April 7, 2026) and the finance lease period, respectively (April 7, 2026 until May 28, 2026 and June 11, 2026 for Arctic and Antarctic, respectively).

During the second quarter of 2026, the Company has subleased both vessels (Arctic and Antarctic), and the amount of $173 and $3,527 was recognized as sublease revenue, net of voyage expenses for the operating lease period (April 1, 2026 until April 7, 2026) and the finance lease period, respectively (April 7, 2026 until May 28, 2026 and June 11, 2026 for Arctic and Antarctic, respectively).

5. Vessels

Acquisitions

On January 12, 2026 and on February 12, 2026 the Company took delivery of its newbuilding MR tankers Delos T (Daphne Marine S.A.) and Dion (Ioli Marine S.A.), for an aggregate cost of $95,797. On May 28, 2026 and June 11, 2026, the Company acquired the two suezmaxes Arctic (Argon Shipping Co.) and Antarctic (Alinda Enterprises Inc.), respectively (Note 4).

On April 28, 2025 and on June 5, 2025, the Company took delivery of its newbuilding DP2 shuttle tanker Athens 04 (Adrian Maritime Ltd) and its suezmax tanker Dr Irene Tsakos (Scout Shiptrade Ltd), for an aggregate cost of $229,658.

Sales

On May 20, 2026, the Company sold its VLCC tanker Ulysses, for net proceeds of $106,427, realizing a gain of $37,870.

On March 26, 2025, the Company sold its suezmax tanker Pentathlon, for net proceeds of $39,483, realizing a gain of $3,553.

The gain from the sale of the vessels is separately reflected in the accompanying consolidated statements of comprehensive income.

Impairment

As of June 30, 2026, and December 31, 2025, the Company reviewed the carrying amount including any unamortized dry-docking costs and leasehold improvements in connection with the estimated recoverable amount and the probability of sale for each of its vessels under construction and its right-of-use-assets under operating leases. As of June 30, 2026, and December 31, 2025, this review did not indicate an impairment charge.

F- 12

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6. Deferred charges and leasehold improvements

Deferred charges consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $26,997 and $23,786, at June 30, 2026 and December 31, 2025, respectively. Leasehold improvements amounted to $583 at June 30, 2026 for the aframax tanker Sakura Princess and $3,717 for the suezmax tankers Arctic, Antarctic, and the aframax tanker Sakura Princess, at December 31, 2025. Amortization of deferred dry-docking costs and of leasehold improvements is included in depreciation and amortization in the accompanying consolidated statements of comprehensive income.

7. Long-term debt and other financial liabilities

Long-term debt

Facility	June 30, 2026	December 31, 2025
Loans	$1,976,571	$1,788,115
Less: Deferred finance costs, net	(10,795)	(8,059)
Total long-term debt	1,965,776	1,780,056
Less: Current portion of debt	(244,004)	(295,490)
Add: Deferred finance costs, current portion	2,681	2,797
Long-term debt, net of current portion and deferred finance costs	$1,724,453	$1,487,363

Loan balances outstanding at June 30, 2026, amounted to $1,976,571. These bank loans are payable in U.S. Dollars in semi-annual installments, with balloon payments due at maturity between December 2026 and December 2034. Interest rates on the outstanding loans as at June 30, 2026, are based on Secured Overnight Financing Rate (“SOFR”) plus a spread.

On February 13, 2026, the Company signed a seven-year loan agreement amounting to $120,000 relating to the refinancing of the LNG carrier, Maria Energy. On February 19, 2026, the Company drew down the amount of $120,000 and prepaid the amount of $84,310. The new loan is repayable in fourteen semi-annual installments of $5,455, plus a balloon of $43,630 payable together with the last installment.

On May 11, 2026, the Company prepaid the amount of $23,175 to the lender due to sale of its VLCC tanker Ulysses.

On May 14, 2026, the Company signed a five-year loan agreement amounting to $142,000 relating to the refinancing of the aframax tankers Elias Tsakos, Leontios H, Thomas Zafiras, Bergen TS and the panamax tanker Sunray. On May 20, 2026, the Company drew down the amount of $142,000 and on May 21, 2026 prepaid the amount of $100,740. The new loan is repayable in ten semi-annual installments of $8,563.2, plus a balloon of $56,368 payable together with the last installment. The Company has the option to place in a collateral account amounts equal, or less, of the outstanding loan amount for the purpose of reducing the applicable loan margin. The amount placed in the collateral account is not legally restricted unless the Company receives from the lenders any notice for an event of default, and may at the Company’s discretion, be withdrawn from the collateral account on the last day of the interest period with prior written notice to the lender. The interest period of such loan is three months. As of June 30, 2026, the Company had placed the amount of $10,000 in a collateral account, which is included in cash and cash equivalents in the accompanying consolidated balance sheets.

As of June 30, 2026, total undrawn amounts of the existing loan agreements amounted to $1,027,830.

An amount of $15,233 related to deferred finance costs attributable to the undrawn portions of the existing loan agreements, is included in other non-current assets in the accompanying consolidated balance sheets.

According to the debt extinguishment guidance of ASC 470-50 “Debt Modifications and Extinguishments”, the Company expenses any unamortized deferred financing costs on its prepaid loans (Note 8).

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended June 30, 2026	4.75%	Six months ended June 30, 2026	4.86%
Three months ended June 30, 2025	5.74%	Six months ended June 30, 2025	5.83%

The bank loans are secured by first priority mortgages on all vessels, by assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant vessel-owning subsidiaries and in certain cases of the Holding Company as well.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends if an event of default has occurred, sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, covenants require the Company to maintain a minimum liquidity, not legally restricted, of $17,366 at June 30, 2026 and $37,038 at December 31, 2025, a minimum consolidated leverage ratio, a minimum hull value in connection with the vessels’ outstanding loans and insurance coverage of the vessels against all customary risks. One loan agreement requires a monthly pro rata transfer to retention account of any principal due but unpaid. Two loan agreements require the Company to maintain throughout the security period, an aggregate balance in a deposit account of $2,050, not legally restricted.

As of June 30, 2026, the Company and its subsidiaries had thirty-four loan agreements, totaling $1,976,571. The Company fulfilled its requirements in respect of the financial covenants of all of its loan agreements as at June 30, 2026.

The Company’s liquidity requirements relate primarily to servicing its debt, funding the equity portion of investments in vessels and funding expected capital expenditure on dry-dockings and working capital.

F- 13

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The annual principal payments, including balloon payments on loan maturity, required to be made after June 30, 2026, are as follows:

Period/ Year	Amount
July to December 2026	$100,164
2027	362,188
2028	298,879
2029	342,253
2030	130,197
2031 and thereafter	742,890
$1,976,571

Other financial liabilities, net

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	June 30, 2026	December 31, 2025
Other financial liabilities	$137,592	$142,256
Less: Deferred finance costs, net	(1,191)	(1,337)
Total other financial liabilities	136,401	140,919
Less: Current portion of other financial liabilities	(9,328)	(9,328)
Add: Deferred finance costs, current portion	275	287
Other financial liabilities, net of current portion and deferred finance costs	$127,348	$131,878

On December 21, 2021, the Company entered into a new ten-year sale and leaseback agreement for its under-construction LNG carrier, Tenergy. The Company chartered back the vessel on a bareboat basis, having a purchase obligation at the end of the ten-year period, and has continuous options to repurchase the vessel at any time following the fifth anniversary of the commencement date. In accordance with ASC 842-40, the Company did not derecognize the respective vessel from its balance sheet and recognized the sale proceeds as other financial liabilities.

The annual principal payments of other financial liabilities required to be made after June 30, 2026, are as follows:

Period/ Year	Amount
July to December 2026	$4,665
2027	9,328
2028	9,328
2029	9,328
2030	9,328
2031 and thereafter	95,615
$137,592

8. Interest and Finance Costs, net

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Interest expense	25,787	26,073	51,463	52,064
Less: Interest capitalized	(2,837)	(3,128)	(5,717)	(5,672)
Interest expense, net	22,950	22,945	45,746	46,392
Bunker and other commodities swaps, cash settlements	(538)	56	(481)	(73)
Amortization of deferred finance costs	931	749	1,946	1,586
Amortization of bond premium	1	—	2	—
Amortization of deferred gain on termination of financial instruments	(424)	(225)	(647)	(733)
Bank charges	(66)	47	101	75
Change in fair value of FX derivative	29	—	29	—
Change in fair value of non-hedging financial instruments	(240)	1,406	(3,266)	1,733
Net total	22,643	24,978	43,430	48,980

F- 14

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Interest expense was $25,787 for the second quarter of 2026, compared to $26,073 for the second quarter of 2025. For the six months ended June 30, 2026, interest expense was $51,463 compared to $52,064 for the six months ended June 30, 2025.

Capitalized interest is based on expenditure incurred to date on vessels under construction. Capitalized interest amounted to $2,837 and $5,717 for the three and six-month periods ended June 30, 2026, compared to $3,128 and $5,672 for the equivalent periods of 2025.

In 2022, the Company discontinued ten of its cash flow hedge interest rate swaps through early termination agreements. The Company considered the forecasted transactions as still probable for seven of those interest rate swaps, and presented the amount received in Accumulated other comprehensive income. Respective amounts are amortized into Company’s earnings until the expiry date of each interest rate swap. For the second quarter of 2026, amortization of deferred gain on termination of hedging interest rate swaps amounted to $424 (positive) and $225 (positive) for the prior year’s second quarter. For the first half of 2026, amortization of deferred gain on termination of hedging interest rate swaps amounted to $647 (positive) and $733 (positive) for the prior year’s first half.

At June 30, 2026, the Company was committed to eight floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating $399,776, maturing from September 2026 through March 2028, on which it pays fixed rates averaging 3.13% and receives floating rates based on three-month SOFR and six-month SOFR. Seven out of the eight interest rate swaps have an option for extension at the financial institutions’ discretion, maturing from November 2027 through September 2031. The interest rate swap agreements were designated and qualified as non-hedging interest rate swaps.

The change in fair value of the above non-hedging interest rate swaps has been included in the change in fair value of non-hedging financial instruments. The fair value of these swap agreements was $1,167 (positive) and $201 (negative) as at June 30, 2026 and December 31, 2025, respectively. The change in fair value amounted to $878 (positive) for the second quarter of 2026 and $998 (negative) for the prior year’s second quarter. The change in fair value amounted to $1,368 (positive) for the six-month period of 2026 and $1,284 (negative) for the prior year’s first half.

During the first half of 2026, the Company entered into five bunker swap agreements and seven other commodities swap agreements, in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels and the European Union Allowances (“EUAs”) exposure, respectively, with maturity dates between July 2026 through August 2027. As at June 30, 2026, the Company held eight bunker agreements and eight EUAs swap agreements (six bunker agreements and one EUAs swap agreement at December 31, 2025). The fair value of bunker swap agreements and EUAs emission swap agreements at June 30, 2026 and December 31, 2025, was $935 (positive) and $963 (negative), respectively. The change in fair value amounted to $638(negative) and $408 (negative) for the three-month period of 2026 and 2025, respectively, and has been included in the change in fair value of non-hedging financial instruments. The change in the fair values for the first half of 2026 and 2025 was $1,898 (positive) and $449 (negative), respectively. During the first half of 2026 and 2025, the total cash received, net for those agreements amounted to $481 and $73, respectively. For the second quarter of 2026, total cash received was $538, and for the second quarter of 2025, the total cash paid for those agreements amounted to $56.

For the second quarter of 2026 and 2025, the Company has written-off unamortized deferred finance costs of $100 and $nil, respectively, according to debt extinguishment guidance of ASC 470-50, included in amortization of deferred finance costs in the above table. During the first half of 2026 and 2025, the Company has written-off unamortized deferred finance costs of $296 and $nil, respectively.

9. Stockholders' Equity

On January 30, 2026, and April 30, 2026, the Company paid dividends of $0.59375 per share, $8,012 in aggregate, on its Series F Preferred Shares.

On January 30, 2025, and April 30, 2025, the Company paid dividends of $0.59375 per share, $8,012 in aggregate, on its Series F Preferred Shares.

F- 15

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On March 2, 2026, and May 28, 2026, the Company paid dividends of $0.57812 per share $5,488 in total, on its Series E Preferred Shares.

On February 28, 2025, and May 28, 2025, the Company paid dividends of $0.57812 per share $5,488 in total, on its Series E Preferred Shares.

On February 19, 2026, the Company paid dividend of $0.50 per common share amounting to $15,064 and on June 15, 2026, the Company declared a dividend of $1.00 per common share payable on July 30, 2026, to the shareholders of record as of July 23, 2026.

On March 27, 2025, the Company declared the first semi-annual dividend of $0.60 per common share, $18,077 in total, which was paid on July 18, 2025.

On May 1, 2024, the Company’s Board of Directors adopted, in accordance with Bermuda law, the Tsakos Energy Navigation Limited 2024 Equity Incentive Plan (the “2024 Plan”), which replaced the Company’s share-based incentive plan adopted in 2012. The 2024 Plan permits the Company to grant share options or other share based awards with respect to up to 1,000,000 of the Company’s common shares to its directors and officers, to the officers of the vessels in the fleet, and to the directors, officers and employees of our managers. On July 24, 2024, 625,000 restricted common shares were granted under the 2024 Plan to Company directors and officers as well as other employees and persons who provide services to the Company and its subsidiaries and employees of any management company, of which 3,000 shares were subsequently forfeited during the second half of 2024. The restricted shares were scheduled to vest upon satisfaction of the time-based and performance-based conditions. The time-based condition is satisfied so long as the participant continues to have a service relationship with the Company or its subsidiaries or any management company on the applicable vesting dates. The performance-based condition is satisfied upon determination by the Company that the fleet utilization as defined in the awards, equals or exceeds 85% for the period from January 1, 2024 through the end of the last complete fiscal quarter preceding each vesting date. The vesting schedule is as follows: 25% of the shares vested on January 1, 2025, 25% vested on July 1, 2025, 25% vested on January 1, 2026, and 25% vested on July 1, 2026.

During the first half of 2026 and 2025, stock-based compensation expense on restricted common stock amounted to $1,020 and $4,578, respectively, whereas total unrecognized stock-based compensation expense relating to the Company’s outstanding restricted common stock was $nil as of June 30, 2026 ($3,511 as of June 30, 2025). During the second quarter of 2026 and 2025, stock-based compensation expense on restricted common shares amounted to $507 and $2,302, respectively.

Movements under this plan are as follows:

	Number of RSUs Granted	Number of RSUs Forfeited	Number of RSUs Vested	Balance of Non-Vested RSUs	Grant – Date Fair Value per share
December 31, 2024	625,000	(3,000)	—	622,000	$26.07
Vested January 1 to June 30, 2025	—	—	(155,500)	(155,500)	$26.07
June 30, 2025	625,000	(3,000)	(155,500)	466,500	$26.07

December 31, 2025	625,000	(3,000)	(311,000)	311,000	$26.07
Vested January 1 to June 30, 2026	—	—	(155,500)	(155,500)	$26.07
June 30, 2026	625,000	(3,000)	(466,500)	155,500	$26.07

During the first half of 2026 and 2025, the Company had no new issuances of shares (other than the restricted shares discussed above).

The Company owns 51% of Mare Success S.A., the holding-company of two Liberian registered companies which own the vessels Selini and Salamina and two Marshall Islands registered companies which own the vessels Byzantion and Bosporos. 49% of Mare Success S.A. is owned by Polaris Oil Shipping Inc. (“Polaris”), an affiliate of the Company’s charterer, Flopec Petrolera Ecuatoriana (“Flopec”). Mare Success S.A. is fully consolidated in the accompanying consolidated financial statements. There have been no transactions between Polaris and the Company since the incorporation of Mare Success S.A. No revenue was generated through charter agreements with Flopec during the second quarter and the first half of 2026, compared to 4.6% of the Company’s revenue in the prior year quarter and 4.7% in the prior year’s first half.

10. Investments in debt securities

As of December 31, 2025, the Company held six investments in debt securities classified as held to maturity and recognized at amortized cost basis with carrying value $40,374 (current portion $15,141 and non-current portion $25,233).

On January 28, 2026, the Company entered into an investment in a senior unsecured bond in the amount of $10,000 to receive a coupon rate of 4.25% on a semi-annual basis.

On February 11, 2026, the Company entered into a seven-year investment agreement in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 18th day of February, May, August and November in each year from, and including, May 18, 2026, to, and including, February 18, 2033.

On March 13, 2026,  the Company entered into a seven-year investment agreement in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 18th day of March, June, September and December in each year from, and including, June 18, 2026, to, and including, March 18, 2033.

On March 23, 2026, the Company entered into a seven-year investment agreement in debt securities, amounting to $10,000. Interest income is earned on a quarterly basis on the 30th day of March, June, September and December in each year from, and including, June 30, 2026, to, and including, March 30, 2033.

F- 16

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

On February 17, 2026, an investment of debt securities amounting to $10,000 was redeemed. On April 28, 2025, an investment of debt securities amounting to $5,000 was redeemed. The issuer exercised their redemption option as per contractual terms. These proceeds are reflected in the accompanying consolidated statements of cash flows.

On March 27, 2026, the Company entered into an investment in a senior unsecured bond in the amount of $6,000 to receive a coupon rate of 5.00% on a quarterly basis.

On April 1, 2026, the Company entered into a seven-year investment agreement in debt securities, amounting to $10,000. Interest income is earned on a quarterly basis on the 10th day of January, April, July and October in each year from, and including, July 10, 2026, to, and including, April 10, 2033.

On May 22, 2026, the Company entered into a seven-year investment agreement in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 8th day of September, December, March and June in each year from, and including, September 8, 2026, to, and including, June 8, 2033.

On June 15, 2026, the Company entered into a seven-year investment agreement in debt securities, amounting to $5,000. Interest income is earned on a quarterly basis on the 30th day of September, December, March and June in each year from, and including, September 30, 2026, to, and including, June 30, 2033.

On June 23, 2026, the Company entered into an investment of one seven-year, two six-year and one five-year senior unsecured bonds at a total face value of $19,500 and paid a premium of $223 in total, to receive coupon rates of 4.65%, 5.174%, 5.049% and 4.909% on a six-month period.

As of December 31, 2025, the Company held an investment classified as available for sale of $15,494. On February 9, 2026, the Company redeemed its investment classified as available for sale, with realized gains amounting to $127 recognized under interest income in the Company’s consolidated statements of comprehensive  income.

As of June 30, 2026, the Company held seventeen investments in debt securities classified as held to maturity and recognized at amortized cost basis with carrying value $106,413.

The maturity schedule of the outstanding investments in debt securities as of June 30, 2026, is as follows:

Maturity date	Carrying amount	Fair value
Due within 1 year	$15,143	$15,142
Due in 1-5 years	35,916	35,477
Due in 5-10 years	55,354	51,499
Total	$106,413	$102,118

No allowance for credit losses was warranted on investments as of June 30, 2026 and December 31, 2025, respectively.

11. Earnings per common share

The computation of basic and diluted earnings per share is based on the weighted average number of common shares outstanding during the period.

The Company calculates basic earnings per share in conformity with the two-class method required for companies with participating securities. Non-vested restricted common stock granted under the Company’s 2024 Plan, are entitled to receive dividends which are not refundable, and therefore are considered participating securities (Note 9).

Under the two-class method, net income is reduced by the amount of dividends declared or accumulated in the current period for common stockholders and participating security holders. The remaining earnings or “undistributed income” is allocated between common stock and participating securities to the extent that each security may share in earnings as if all of the earnings for the period had been distributed. Once calculated, basic earnings per share is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during each year presented, less shares subject to repurchase. The Company’s participating securities do not contractually require their holders to participate in the Company’s losses. The calculation of basic earnings per share does not consider the non-vested restricted common stock as outstanding.

Diluted earnings per share is computed by giving effect to all potentially dilutive common share equivalents outstanding for the period. For the first half and the second quarter of 2026 and 2025, respectively, securities that could potentially dilute basic earnings per share in the future, included in the computation of diluted earnings per share, were the non-vested restricted common stock. The treasury stock method is used to compute the dilutive effect of shares issued under the Company’s equity incentive plan. The two-class method is used for diluted earnings per share when such is the most dilutive method, considering anti – dilution sequencing as per ASC 260. Potential common shares that have an anti-dilutive effect are excluded from the calculation of diluted earnings per share. For purposes of the treasury stock calculation, weighted non-vested restricted shares of 148,441 and 140,285 for the second quarter and first half of 2026, respectively, (200,639 and 134,078, for the second quarter and the first half of 2025, respectively) are considered common share equivalents but have been excluded from the calculation of diluted earnings per share as their effect is anti-dilutive.

F- 17

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

The following table sets forth the computation of basic and diluted net income per share:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Numerator
Net income attributable to Tsakos Energy Navigation Limited	$139,300	$26,833	$228,142	$64,544
Preferred share dividends Series E	(2,744)	(2,744)	(5,488)	(5,488)
Preferred share dividends Series F	(4,006)	(4,006)	(8,012)	(8,012)
Undistributed and distributed income allocated to non-vested restricted common stock	(684)	(313)	(1,108)	(513)
Net income attributable to common stockholders of Tsakos Energy Navigation Limited	131,866	19,770	213,534	50,531
Denominator
Weighted average number of shares basic and diluted	29,972,103	29,661,103	29,972,103	29,661,103
Earnings per share attributable to Tsakos Energy Navigation Limited, basic and diluted	$4.40	$0.67	$7.12	$1.70

12. Commitments and Contingencies

As of June 30, 2026, the Company had twenty vessels under construction, comprising ten DP2 shuttle tankers, two LNG carriers, three VLCC tankers and five LR1 tankers.

The total contracted amount remaining to be paid for the twenty vessels under construction plus the extra costs agreed as of June 30, 2026, was $2,233,409. The amount of $228,339 is due to be paid within the second half of 2026, the amount of $723,029 in 2027, the amount of $1,127,374 in 2028 and the amount of $154,667 in 2029.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

Charters-out

The future minimum revenues of vessels in operation at June 30, 2026, before reduction for brokerage commissions and assuming no off-hire days, expected to be recognized on non-cancelable time charters are as follows:

Period/ Year	Amount
July 1 to December 31, 2026	$283,413
2027	403,371
2028	240,174
2029	143,169
2030	135,684
2031 to 2038	329,203
Minimum charter revenues	$1,535,014

F- 18

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13. Financial Instruments

(a)  Interest rate risk: The Company is subject to interest rate risk associated with changing interest rates with respect to its variable interest rate loans and financial liabilities as described in Notes 7, 8 and 9.

(b)  Concentration of credit risk: Financial Instruments subject to credit risk consist principally of cash, trade accounts receivable, short-term receivables related to seller’s credits under sale and leaseback transactions, investments in debt securities held to maturity, time deposits and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings and performing periodic evaluations of the relative credit standing of the counterparties. The Company performs relevant enquiries on a periodic basis to assess the recoverability of the short-term receivable related to seller’s credits under sale and leaseback transactions and estimates that the amount presented on the accompanying balance sheets approximates the amount that is expected to be received by the Company at the end of the non-cancellable lease period.

(c)  Fair value: The carrying amounts reflected in the accompanying interim consolidated balance sheet of cash and cash equivalents, restricted cash, trade accounts receivable, margin deposits, time deposits, accounts payable and due from (to) related parties, approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term debt and other financial liabilities with variable interest rates approximate the recorded values, generally due to their variable interest rates, except for the long-term debt, relating to the pre- and post- delivery financing of the nine DP2 suezmax shuttle tankers, which contains credit enhancements, estimated using a discounted cash flow analysis, based on borrowings that do not contain third party credit enhancements (Level 2). The carrying value of the short-term receivables related to seller's credits under sale and leaseback transactions approximate their fair value. The carrying amount of investments in debt securities approximates their respective fair values due to their short maturity and/or the volatility of the underlying interest rates.

The fair values of interest rate swap agreements, bunker swap agreements and other commodities swap agreements discussed in Note 8 above and the fair values of the investments in debt securities discussed in Note 10 above, are determined through Level 2 of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

The estimated fair values of the Company’s financial instruments, other than derivatives as of June 30, 2026, and December 31, 2025, are as follows:

	Carrying Amount June 30, 2026	Fair Value June 30, 2026	Carrying Amount December 31, 2025	Fair Value December 31, 2025
Financial assets (liabilities)
Cash and cash equivalents	463,989	463,989	293,312	293,312
Restricted cash	2,154	2,154	4,817	4,817
Margin deposits	4,470	4,470	4,270	4,270
Time deposits	5,000	5,000	5,000	5,000
Short-term receivable	4,418	4,418	12,767	12,767
Investments in debt securities, held to maturity (including short-term portion)	106,413	102,118	40,374	39,820
Investment in debt securities, available for sale	—	—	15,494	15,494
Debt and other financial liabilities	(2,114,163)	(2,112,737)	(1,930,371)	(1,930,371)

The Company does not offset fair value amounts recognized for derivatives by the right to reclaim cash collateral or the obligation to return cash collateral. The amount of collateral to be posted is defined in the terms of respective master agreement executed with counterparties or exchanges and is required when agreed upon threshold limits are exceeded. As of June 30, 2026, the Company deposited cash collateral related to its derivative instruments under its collateral security arrangements of $4,470 ($4,270 as of December 31, 2025), which is recorded within margin deposits in the accompanying consolidated balance sheets.

F- 19

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

Tabular Disclosure of Derivatives Location

Derivatives are recorded in the consolidated balance sheets on a net basis by counterparty when a legal right of set-off exists. The following tables present information with respect to the fair values of derivatives reflected in the consolidated balance sheets on a gross basis by transaction. The tables also present information with respect to gains and losses on derivative positions reflected in the consolidated statements of comprehensive income or in the consolidated balance sheets, as a component of accumulated other comprehensive income.

		Asset Derivatives		Liability Derivatives
		June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
	Balance Sheet Location	Fair Value	Fair Value	Fair Value	Fair Value
Derivatives not designated as hedging instruments
Interest rate swaps	Current portion of financial instruments—Fair Value	1,441	1,126	220	1,019
Interest rate swaps	Financial instruments—Fair Value, net of current portion	20	—	75	308
Bunker and EUAs swaps	Current portion of financial instruments — Fair Value	940	170	291	968
Bunker and EUAs swaps	Financial instruments—Fair Value, net of current portion	322	—	35	165
FX derivative	Current portion of financial instruments—Fair Value	—	—	50	—
Total derivatives		2,723	1,296	671	2,460

Derivatives - Net effect on the Consolidated Statements of Comprehensive Income

	Loss Recognized in Accumulated Other Comprehensive Loss on Derivative (Effective Portion) Location
Derivative	Amount Three months ended June 30,		Amount Six months ended June 30,
	2026	2025	2026	2025
Interest rate swaps	81	23	104	45
Reclassification to Interest and finance costs, net due to de-designations	(424)	(225)	(647)	(733)
Reclassification to depreciation expense	29	29	58	58
Total	(314)	(173)	(485)	(630)

The accumulated loss from Derivatives designated as Hedging instruments recognized in accumulated other comprehensive loss as of June 30, 2026 and December 31, 2025, was $2,371 (loss) and $1,886 (loss), respectively.

Derivatives – Net effect on the Consolidated Statements of Comprehensive Income

		Net Realized and Unrealized Gain (Loss) recognized on Statement of Comprehensive Income
Derivative	Location	Amount Three months ended June 30,		Amount Six months ended June 30,
		2026	2025	2026	2025
Interest rate swaps	Interest and finance costs, net	878	(998)	1,368	(1,284)
Bunker and EUAs swaps	Interest and finance costs, net	(100)	(464)	2,379	(376)
Total		778	(1,462)	3,747	(1,660)

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

JUNE 30, 2026 AND 2025

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

14. Liabilities assumed from time charters attached

In 2024, upon acquisition of the four aframax tankers, DF Montmartre, Alpes, DF Mystras and Aspen, and the suezmax tanker Popi Sazaklis, with time charter agreements attached, the Company recognized a liability of $46,927 (Level 2), being the present value of the difference between the existing charter rates and the market rates on the acquisition date of each vessel, included in liabilities assumed from time charters attached in the accompanying consolidated balance sheets. For each of the second quarter and the first half of 2026, the amortization of liabilities assumed from time charters attached amounted to $2,001 and $4,098, respectively, compared to $4,753 and $10,596 for the prior year second quarter and first half, respectively. The amortization of liabilities assumed from time charters attached is included in voyage revenues in the accompanying consolidated statements of comprehensive income.

The unamortized balance of the liability as of June 30, 2026, is expected to be amortized over the weighted average period of 1.1 years as follows:

Period/ Year	Amount
July 1 to December 31, 2026	$3,949
2027	4,275
Liabilities assumed from time charters attached	$8,224

15. European Union’s Emissions Trading System

As of December 31, 2025, the Company’s European Union Allowances (“EUAs”) obligation amounted to $28,477, to be surrendered by September 30, 2026, and were included in accrued liabilities in the accompanying consolidated balances sheets. As of December 31, 2025, the amount of $17,385 due to be collected from charterers is included in trade accounts receivable, net, in the accompanying consolidated balance sheets. As of June 30, 2026, the Company has recognized EUAs obligation amounting to $51,371. The amount of $28,645 to be surrendered by September 30, 2026, is included in accrued liabilities in the accompanying consolidated balances sheets and the amount of $22,726 to be surrendered by September 30, 2027, is included in accrued liabilities, net of current portion, in the accompanying consolidated balances sheets. As of June 30, 2026, the amount of $31,889 due to be collected from charterers is included in trade accounts receivable, net, in the accompanying consolidated balance sheets.

During the year ended December 31, 2025, the Company purchased units with value $5,444 to be used for settlement of its own outstanding EUAs obligation and received by charterers units with value of $7,174. Following the settlement of the Company’s obligation due on September 30, 2025, the balancing amount of $4,049 is included in advances and other, in the accompanying consolidated balance sheets as of December 31, 2025. During the first half of 2026, the Company purchased units with value $1,542 to be used for settlement of its own outstanding EUAs obligation and received by charterers units with value of $1,993. As of June 30, 2026, the balancing amount of $7,584 is included in advances and other, in the accompanying consolidated balance sheets.

The Company’s EUAs obligations recognized under voyage expenses in the Company’s consolidated statements of comprehensive income, amounted to $13,477 for the second quarter of 2026 compared to $7,468, for the prior year second quarter, and $22,840 for the first half of 2026 compared to $13,025 for the prior year first half.

The value of EUAs provided by charterers recognized under voyage revenues in the Company’s consolidated statements of comprehensive income, amounted to $10,664 for the second quarter of 2026 compared to $5,097, for the prior year second quarter, and $18,629 for the first half of 2026 compared to $8,883 for the prior year first half.

EUAs obligations not reimbursable from charterers are revalued using market prices from an EUA index. During the second quarter of 2026, the Company recorded $664 (loss) for remeasurement of EUAs obligations, compared to $715 (loss), for the prior year second quarter, and the amount of $576 (loss) for the first half of 2026, compared to $694 (loss) for the prior year first half.

16. Subsequent Events

The Company evaluated subsequent events (other than those disclosed above), until the date these interim condensed consolidated financial statements were available to be issued.

(a)	On July 28, 2026, the Company took delivery of the DP2 shuttle tanker Anfield DP.

(b)	On July 30, 2026, the Company paid dividends of $0.59375 per share on its 9.50% Series F Preferred Shares.

(c)	On July 30, 2026, the Company paid a dividend of $1.00 per common share to shareholders of record as of July 23, 2026.

(d)	On August 14 and August 26, 2026, the Company sold its suezmax tankers Archangel and Alaska, respectively.

(e)	On August 28, 2026, the Company paid dividends of $0.57812 per share on its 9.25% Series E Preferred Shares.

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